The Annual Meeting of Stockholders of Comtech Telecommunications Corp.
is quickly approaching.

Protect the value of your investment
by voting the _WHITE_ card today FOR the election of
Wendi Carpenter and Sid Fuchs!

Please vote by either of the following methods to ensure your shares are
represented:



VOTE BY INTERNET – www.proxyvote.com

Use the Internet to submit your voting instructions, using the control number
appearing on the enclosed **WHITE** voting instruction form



VOTE BY PHONE – 1 (800) 454-8683

Submit your voting instructions by touch-tone telephone, using the control
number appearing on the enclosed **WHITE** voting instruction form

**If you have any questions or need assistance voting your shares, please contact Harkins Kovler, LLC
Toll-Free at: (800) 257-3995
or
Email: CMTL@HarkinsKovler.com
Additional Information can be found at: www.RestoreComtech.com**